UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports First Quarter 2019 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2019	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports First Quarter 2019 Results

Rehovot, Israel, May 1, 2019 - Nova (Nasdaq: NVMI) today announced financial results for the first quarter 2019, the period ended March 31, 2019.

First Quarter 2019 Highlights:

•	Quarterly revenue of $56.7 million, meeting guidance of $52 Million to $58 Million.

•	GAAP net income of $7.8 million, or $0.27 per diluted share, exceeding guidance of $0.15 to $0.26 per share

•	Non-GAAP net income of $10.4 million, or $0.37 per diluted share, exceeding guidance of $0.24 to $0.34 per share

•	Five customers contributed 10% or more each to total product revenues, including two Foundry and three Memory providers

•	Additional Memory penetration and extensive deliveries to leading edge Foundry led to a balanced revenue mix

GAAP Results ($K)
	Q1 2019	Q4 2018	Q1 2018
Revenues	$56,657	$63,072	$62,603
Net Income	$7,756	$15,152	$14,080
Earnings per Diluted Share	$0.27	$0.53	$0.49
NON-GAAP Results ($K)
	Q1 2019	Q4 2018	Q1 2018
Net Income	$10,449	$16,914	$15,430
Earnings per Diluted Share	$0.37	$0.59	$0.54

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments.

Management Comments

“Nova continued to demonstrate solid execution through the first quarter of 2019, with revenue within the guidance range and EPS exceeding guidance. The results demonstrate the efficient business model we have built predicated on growing diversification in our revenue mix, customer base and technology offering” commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. “Looking forward, we are confident in our strategy and expect that our balanced market exposure, combined with our newly awaited products, will further strengthen the company’s fundamentals and will support our long-term growth plans as market conditions improve beyond the interim industry volatility.”

2019 Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2019. Based on current estimates, management expects:

•	$45 million to $53 million in revenue

•	$0.09 to $ 0.26 in diluted GAAP EPS

•	$ 0.17 to $ 0.35 in diluted non-GAAP EPS

2019 First Quarter Results

Total revenues for the first quarter of 2019 were $56.7 million, a decrease of 10% compared to the fourth quarter of 2018 and the first quarter of 2018.

Gross margin for the first quarter of 2019 was 56%, compared to 57% gross margin in the fourth quarter of 2018, and compared to the gross margin of 58% in the first quarter of 2018.

Operating expenses in the first quarter of 2019 were $22.9 million, compared with $20.7 in the fourth quarter of 2018, and compared with $20.3 million in the first quarter of 2018.

On a GAAP basis, the company reported net income of $7.8 million, or $0.27 per diluted share, in the first quarter of 2019. This is compared with $15.2 million, or $0.53 per diluted share, in the fourth quarter of 2018, and compared with net income of $14.1 million, or $0.49 per diluted share, in the first quarter of 2018.

On a non-GAAP basis, which exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments, the company reported net income of $10.4 million, or $0.37 per diluted share, in the first quarter of 2019. This is compared with net income of $16.9 million, or $0.59 per diluted share, in the fourth quarter of 2018, and compared with net income of $15.4 million, or $0.54 per diluted share, in the first quarter of 2018.

Conference Call Information

Nova will host a conference call today, May 1, 2019, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-394-8218
ISRAEL Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-701-0225
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

Please reference conference ID 3002923

The conference call will also be webcast live from a link on Nova's website at http://ir.novami.com.

A replay of the conference call will be available from May 1, 2019 at 12 p.m. Eastern Time to May 8, 2019 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE   1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL   1-412-317-6671

Replay Pin Number:  3002923

A replay will also be available for 90 days on Nova's website at http://ir.novami.com.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on February 28, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)
	As of
	March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	36,134	22,877
Short-term interest-bearing bank deposits	155,323	152,951
Trade accounts receivable	46,921	53,531
Inventories	45,631	41,786
Other current assets	10,359	10,961

Total current assets	294,368	282,106

Long-term assets
Long-term interest-bearing bank deposits	2,000	2,000
Deferred tax assets	4,070	3,873
Severance pay funds	1,436	1,394
Property and equipment, net	15,025	13,756
Identifiable intangible assets, net	9,530	10,187
Operating lease right-of-use assets	27,826	-
Goodwill	20,114	20,114

Total long-term assets	80,001	51,324

Total assets	374,369	333,430

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	22,319	19,015
Deferred revenues	5,118	3,984
Operating lease current liabilities	3,236	-
Other current liabilities	23,239	25,079

Total current liabilities	53,912	48,078

Long-term liabilities
Liability for employee severance pay	2,329	2,254
Operating lease long-term liabilities	25,697	-
Other long-term liabilities	2,422	2,358

Total long-term liabilities	30,448	4,612

Shareholders' equity	290,009	280,740

Total liabilities and shareholders’ equity	374,369	333,430

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended
	March 31, 2019	March 31, 2018

Revenues:
Products	44,061	50,185
Services	12,596	12,418
Total revenues	56,657	62,603

Cost of revenues:
Products	17,577	17,969
Services	7,496	8,277
Total cost of revenues	25,073	26,246

Gross profit	31,584	36,357

Operating expenses:
Research and development expenses, net	12,584	11,226
Sales and marketing expenses	7,146	6,231
General and administrative expenses	2,522	2,230
Amortization of acquired intangible assets	656	653
Total operating expenses	22,908	20,340

Operating income	8,676	16,017

Financing income, net	510	448

Income before tax on income	9,186	16,465

Income tax expenses	1,430	2,385

Net income for the period	7,756	14,080

Earnings per share:
Basic	0.28	0.50
Diluted	0.27	0.49

Shares used for calculation of earnings per share:

Basic	27,932	27,915
Diluted	28,580	28,739

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended
	March 31, 2019	March 31, 2018
Cash flows from operating activities:

Net income for the period	7,756	14,080

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,700	1,568
Amortization of deferred stock-based compensation	1,212	834
Decrease (increase) in liability for employee termination benefits, net	33	(41)
Deferred tax assets, net	(197)	(136)
Decrease in trade accounts receivable	6,610	3,567
Increase in inventories	(4,532)	(4,475)
Decrease in other current assets	602	1,506
Increase in trade accounts payable	3,304	2,353
Decrease in other current liabilities and other long-term liabilities	(1,122)	(2,684)
Increase (decrease) in short term deferred revenues	1,134	(4,369)

Net cash provided by operating activities	17,500	12,203

Cash flow from investment activities:
Increase in short-term and long-term interest-bearing bank deposits	(2,372)	*(10,808)
Additions to property and equipment	(1,977)	(361)

Net cash used in investment activities	(4,349)	*(11,169)

Cash flows from financing activities:
Shares issued under employee stock-based plans	106	87

Net cash provided by financing activities	106	87

Increase in cash and cash equivalents and restricted cash	13,257	*1,121
Cash and cash equivalents and restricted cash – beginning of period	24,877	*28,447
Cash and cash equivalents and restricted cash – end of period	38,134	*29,568

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet
Cash and cash equivalents	36,134	28,468
Restricted cash included in Long-term interest-bearing bank deposits	2,000	1,100
Total cash, cash equivalents, and restricted cash	38,134	29,568

*Reclassified

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
GAAP gross profit	31,584	35,710	36,357
Stock-based compensation expenses	234	269	171
Facilities transition costs	212	-	-
Non-GAAP gross profit	32,030	35,979	36,528
GAAP gross margin as a percentage of revenues	56%	57%	58%
Non-GAAP gross margin as a percentage of revenues	57%	57%	58%

GAAP operating income	8,676	15,054	16,017
Stock-based compensation expenses	1,212	1,245	834
Amortization of acquired intangible assets	656	654	653
Facilities transition costs	614	-	-
Non-GAAP operating income	11,158	16,953	17,504
GAAP operating margin as a percentage of revenues	15%	24%	26%
Non-GAAP operating margin as a percentage of revenues	20%	27%	28%

GAAP net income	7,756	15,152	14,080
Stock-based compensation expenses	1,212	1,245	834
Amortization of acquired intangible assets	656	654	653
Facilities transition costs	614	-	-
Revaluation of long-term liabilities	484	-	-
Tax effect of non-GAAP adjustments	(273)	(137)	(137)
Non-GAAP net income	10,449	16,914	15,430

GAAP basic earnings per share	0.28	0.54	0.50
Non-GAAP basic earnings per share	0.37	0.60	0.55

GAAP diluted earnings per share	0.27	0.53	0.49
Non-GAAP diluted earnings per share	0.37	0.59	0.54

Shares used for calculation of earnings per share:
Basic	27,932	28,026	27,915
Diluted	28,580	28,655	28,739